December 4, 2014

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549-3628

Re:	Cadista Holdings Inc. Schedule 14D-9 filed on November 13, 2014 File No. 005-86651

Schedule 13E-3 filed on November 17, 2014
Filed by Cadista Holdings Inc.
File No. 005-86651

Dear Mr. Hindin:

On behalf of Cadista Holdings Inc. (the “Filing Person” or the “Company”), we hereby provide the following responses to comments from the staff (the “Staff”) of the Office of Mergers & Acquisitions of the Securities and Exchange Commission (the “Commission”) contained in your letter dated November 26, 2014, with respect to the above referenced filings by the Filing Person. For convenience of reference, each comment is recited in bold face type and is followed by the Filing Person’s response thereto. Capitalized terms used herein and not defined shall have the meaning ascribed to such terms in the above referenced Schedule 14D-9 and Schedule 13E-3. In addition, we have filed via EDGAR an amendment to Schedule 13E-3 (the “Cadista Schedule 13E-3 Amendment”) and an amendment to Schedule 14D-9 (the “Schedule 14D-9 Amendment”), to address certain of the Staff’s comments as indicated in our responses below.

Schedule 13E-3

1. We note that the filing persons listed on the Schedule 13E-3 have incorporated by reference disclosure in the Schedule 14D-9 and the Offer to Purchase in response to Item 8 of Schedule 13E-3. Disclosure on page 35 of the Offer to Purchase indicates that the Board determined that the terms of the Transaction are fair to and in the best interests of the “Unaffiliated Stockholders” of Cadista, defined to mean those stockholders of Cadista other than the members of the Purchaser Group and their affiliates. Please note the staff considers officers and directors of Cadista to be affiliates when considering whether such reference is sufficiently specific to satisfy Item 1014(a) of Regulation M-A. Please refer to the definition of “affiliate” in Exchange Act Rule 13e-3(a)(1). Please consider whether such term applies to any other directors and officers of Cadista or its affiliates who are not necessarily members of the Purchaser Group or their affiliates. Please revise the disclosure to comply with the disclosure obligations set forth in Item 1014(a). Alternatively, the Company may incorporate such additional disclosure by reference to an amended Schedule 14D-9, or to the Offer to Purchase, to the extent the Purchaser Group revises the Offer to Purchase to provide such additional information.

As reflected in the beneficial ownership table set forth in Schedule B of the Offer to Purchase, to the knowledge of the Filing Person, after reasonable inquiry, none of the directors or executive officers of the Filing Person beneficially own any shares of common stock of the Filing Person. In addition, to the knowledge of the Filing Person, after reasonable inquiry, none of the directors or executive officers of the Filing Person own or hold any common stock options, that by virtue of their vesting or other provisions are not required to be reflected in the beneficial ownership table. In addition, with the exception of the executive officers and directors of the Filing Person, who as per the Staff’s comments may be deemed affiliates of the Filing Person, there are no affiliates of the Filing Person other than the Purchaser Group and its affiliates. Accordingly, we do not believe that, in this particular instance, whether the term “Unaffiliated Stockholders” includes executive officers and directors of the Filing Person or affiliates who are not affiliates of the Purchaser Group is material.

Having said that, to reflect that neither executive officers and directors of the Filing Person nor any other affiliates of the Filing Person were included as “Unaffiliated Stockholders” of the Filing Person, we have revised the disclosure under Item 8 of Schedule 13E-3 to incorporate by reference the following sections of the amendment to the joint Schedule TO and Schedule 13E-3 (the “Schedule TO/13E-3 Amendment”) filed by Jubilant Generics Inc., Jubilant Pharma Ltd., Jubilant Pharma Holdings Inc. and Jubilant Life Sciences Ltd.: “What does the Special Committee and Cadista’s Board of Directors think of the Offer?” and “What is your position as to the fairness of the Offer and Merger” of the Summary Term Sheet; “Special Factors-Section 3-The Recommendation by Cadista’s Special Committee and Cadista’s Board of Directors”; and “Special Factors-Section 4-Position of the Purchaser Group and Jubilant Life Sciences Regarding Fairness of the Offer and the Merger.”

2. Refer to the disclosure in Item 4(b) of Schedule 14D-9 regarding meetings held on September 2, September 11 and October 17, 2014 with CS. Each presentation, discussion, or report held with or presented by an outside party, such as CS, that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Revise to summarize any and all presentations made by CS during the evaluation of the transaction and file any written materials, such as any board books, as exhibits to the Schedule 13E-3 that have not already been filed as exhibits. Refer to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A. Among other items, the written materials required to be filed could include analyses, talking papers, drafts, summaries or outlines.

Regarding the meeting between the Committee and CS on September 2, 2014, there were no written materials provided to the Committee in connection with that meeting and the discussion that took place is described in “Item 4. The Solicitation or Recommendation—Background of the Offer.” A written presentation was provided by CS to the Committee in connection with each of the September 11, 2014 and October 17, 2014 meetings. The Cadista Schedule 13E-3 Amendment includes such written presentations as exhibits. The content of the October 17, 2014 written presentation is summarized in the following sections of the Schedule 14D-9: “Item 4. The Solicitation or Recommendation—Background of the Offer” and “Item 4. The Solicitation or Recommendation—Opinion of Financial Advisor.” The written presentation and the discussion that took place at the September 11, 2014 meeting is described in “Item 4. The Solicitation or Recommendation—Background of the Offer” and “Item 4. The Solicitation or Recommendation—Opinion of Financial Advisor.” In addition, the Schedule 14D-9 Amendment provides for a revision to “Item 4. The Solicitation or Recommendation—Opinion of Financial Advisor” in response to the Staff’s comment. CS had not provided services for the Filing Person or the Purchaser Group or any affiliates prior to the services provided in connection with the proposed tender offer and subsequent short-form merger.

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3. All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the Company’s fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). Neither the disclosure in the Schedule 14D-9 nor the disclosure in the Offer to Purchase which has been incorporated by reference into the Schedule 13E-3 in response to Item 8 appears to address any of the factors described in Instruction 2 to Item 1014 or Item 1014 (c), (d) and (e). If the Company did not consider one or more of these factors in reaching its fairness determination, state that and explain in detail why the factor(s) were not deemed material or relevant.

We have revised the disclosure under Item 8(b) of Schedule 13E-3 to add the following information:

The information set forth in Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Background of the Offer” is incorporated herein by reference, which addresses the factors listed in subsections (c), (d) and (e) of Item 1014 of Regulation M-A. Other than the Committee described therein, the Board of Directors did not appoint an “unaffiliated representative” for purposes of acting on behalf of the unaffiliated security holders.

The factors described in subsections (i), (ii), (vi) and (viii) of Instruction 2 to Item 1014 of Regulation M-A are respectively: current market prices; historical market prices; purchase prices paid in previous purchases disclosed in response to Item 1002(f); and firm offers of which the subject company or affiliate is aware made by any unaffiliated person, other than the filing persons, during the past two years. As described in the Offer to Purchase, although the Shares have been registered under the Securities Exchange Act of 1934 since August 2011, a public trading market for the Shares has yet to develop. Therefore, we do not believe that current or historical market prices are relevant or material since to our knowledge there are none. Similarly, the Filing Person and its affiliates have not purchased any of the Shares in the past two years (which would trigger the Item 1002(f) disclosure obligation) and the Filing Person is not aware of any firm offers made by any unaffiliated person during the past two years. Accordingly, we also believe these factors are not relevant or material.

Additionally, the factors described in subsections (iii) – (v) of Instruction 2 to Item 1014 of Regulation M-A that were considered by the Committee are discussed on pages 38-39 of the Offer to Purchase under the Section “Special Factors-Section 4-Position of the Purchaser Group and Jubilant Life Sciences Regarding Fairness of the Offer and the Merger.”

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We have further revised the disclosure under Item 8(b) of Schedule 13E-3 to incorporate by reference the following section of the Schedule TO/13E-3 Amendment: “Special Factors-Section 4-Position of the Purchaser Group and Jubilant Life Sciences Regarding Fairness of the Offer and the Merger.”

4. Please note that if the Company based its fairness determination on the analysis and discussion of these factors undertaken by others, such as the Purchaser Group and Jubilant Life Sciences, Willamette Management Associates or Cassel & Salpeter, then the Company must expressly adopt such analysis and discussion as its own. See Question 20 of the Exchange Act Release No. 17719 (April 13, 1981). In this regard, if true, please revise the disclosure to clarify that the Company expressly adopted the analysis and discussion of Purchaser Group and Jubilant Life Sciences, or other applicable party, and identify which factors described in Instruction 2 to Item 1014 and Item 1014(c), (d) and (e) were included in such analysis and discussion. To the extent that the Company did not adopt another party’s analysis and discussion or such party’s analysis and discussion do not address each of the factors described in Instruction 2 to Item 1014 and Item 1014(c), (d) and (e), please discuss, per the preceding comment, any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant.

The Filing Person hereby clarifies and confirms that, in connection with the factor listed in subsection (vii) of Item 1014 of Regulation M-A, it has expressly adopted the analysis and discussion of Cassel Salpeter & Co., LLC, which is summarized in the following section of the Schedule 14D-9: “Item 4. The Solicitation or Recommendation—Opinion of Financial Advisor.”

5. Refer to Item 9 of the Schedule 13E-3 containing information required by Item 1015 of Regulation M-A. We note that CS performed a Selected Companies Analysis and Selected Proposed Transactions Analysis. Please advise us whether the criteria were consistently applied, and if any company or transaction was deliberately excluded from the samples, briefly indicate the reasoning behind such exclusion.

CS has advised us that no specific numeric or other criteria were used to select the selected companies or transactions, and all criteria were evaluated in their entirety without application of specific qualifications or limitations to individual criteria. CS has further advised us that it believes it consistently evaluated all companies and transactions and did not deliberately exclude any company or transaction that it deemed relevant.

6. Refer to Item 15(b) of the Schedule 13E-3. Please reconcile Item 15(b) with disclosure in Cadista’s Form 8-K filed on August 12, 2014 regarding Mr. Delaney’s Amended and Restated Employment Agreement. We note that sections 1(d)(i)(F) and 1(d)(ii) of the employment agreement appears to provide that Mr. Delaney is entitled to severance in several circumstances, including following termination upon change of control. Please revise to provide the disclosure required by Item 15 of Schedule 13E-3 and Item 1011(b) of Regulation M-A with respect to Mr. Delaney and any other named executive officer of Cadista. Alternatively, please advise us why such disclosure is not required.

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We do not believe that any disclosure of the type described in Item 15 of Schedule 13E-3 and Item 1011(b) is required in connection with the subject transaction.

The Filing Person has only three executive officers, Messrs. Delaney, Barney and Mandan. Neither Mr. Barney nor Mr. Mandan has an employment agreement or contractual arrangement entitling them to any payments upon termination or change of control.

Although, as pointed out in your comment, Mr. Delaney does have an employment agreement entitling him to voluntarily resign on ninety (90) days prior written notice for “Good Reason,” which includes a “Change of Control,” that provision is not applicable to the tender offer and subsequent merger that is the subject of the Schedule TO. The definition of “Change of Control” in Mr. Delaney’s employment agreement is defined by reference to a change in the voting power or sale of assets of the “Company.” The term “Company” is defined in Mr. Delaney’s employment agreement, as “Jubilant Cadista Pharmaceuticals, Inc.,” which is Cadista’s wholly-owned subsidiary. Therefore, by its terms, the “Change of Control” provision in Mr. Delaney’s employment agreement is not triggered by, or, we believe relevant to, the tender offer that is the subject of the Schedule TO or the short-form merger that will follow the tender offer if it closes.

It should be noted that our opinion would not change even if the definition of “Company” for purposes of Mr. Delaney’s “Change of Control” provision included the Filing Person itself. Jubilant Generics Inc., the purchaser in the tender offer, currently owns 82.38% of the outstanding shares of common stock of the Filing Person. Therefore, the tender offer and subsequent short-form merger will not result in the acquisition of more than 50% of the voting power of the Filing Person or stockholders prior to the short-form merger not owning over 51% of the voting power of the Filing Person after the merger.

Schedule 14D-9

Forward-Looking Financial Information and Financial Projections, page 24

7. Disclosure on page 24 indicates that the Company has included a summary of the October Projections. Please tell us in your response letter what information was excluded from the disclosed projections. Please also confirm that all material information with respect to the projections has been disclosed.

The Filing Person believes that all material information with respect to the Filing Person’s financial projections has been disclosed.

The subset of the October Projections that were included in the Schedule 14D-9 is all of the projected information that was of significance to the Filing Person in evaluating the fairness of the proposed tender offer and subsequent short-form merger and that was material to CS in its analysis.

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The remainder of information contained in the October Projections is not considered material. Most of the other projected information not included in the subset of the October Projections is reflected directly or indirectly in the figures set forth in the Offer to Purchase. The excluded information consists of the following: detailed estimated sales and costs on a product by product basis (many of which have not yet received FDA approval or are still in development pending submission of an abbreviated new drug application with the FDA and as to which it is highly speculative when approval will be obtained, if ever) and which is considered highly confidential; product cost information on an aggregate basis; component details of working capital; component details regarding capital expenditures; details regarding cash flow (consisting of typical adjustments found on a cash flow statement, such as adjustments for increase/decreases in accounts receivable); depreciation and amortization; pre-tax and after-tax income; interest expense and interest income; SG&A expense; and items found on a typical balance sheet.

Attached hereto as Exhibit A is a written acknowledgment signed by the Filing Person acknowledging that (i) the Filing Person is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing: and (iii) the Filing Person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Should you require further information, please contact the undersigned at (212) 218-3340.

Sincerely,

/s/ Esteban A. Ferrer, Esq.

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EXHIBIT A
ACKNOWLEDGMENT OF CADISTA HOLDINGS INC.

The Filing Person hereby acknowledges that:

•	the Filing Person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Filing Person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 Dated: December 4, 2014

Cadista Holdings Inc.

By: /s/ Kamal Mandan
Name: Kamal Mandan
Title: Chief Financial Officer

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